PRIVATE OFFERING NOTICE



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                            Merrill Lynch & Co., Inc.
                            Accelerated Return Notes
      Linked to the United States Dollar/European Union Euro Exchange Rate
                               due November   , 2005
                    US$10 public offering price per security

                             Private Offering Notice

                                  Summary Terms
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The securities:                                                      Payment at maturity:

o  There will be no payments prior to maturity and the               o The amount an investor will receive at maturity will
   securities may not be redeemed prior to maturity.                   be based upon the percentage change in the United States
                                                                       dollar/European euro exchange rate (the "USD/EUR Exchange
o  Senior unsecured debt securities of Merrill Lynch & Co.,            Rate"), a rate which expresses the number of United States
   Inc.                                                                dollars which can be exchanged for one euro. If the USD/EUR
                                                                       Exchange Rate has increased (i.e., if the euro has
o  The Notes are designed for investors who want to                    appreciated in value against the United States dollar) over
   participate in any appreciation in the value of the euro            the term of the notes, at maturity an investor will receive
   relative to the United States dollar over the term of the           a payment per note equal to $10 plus triple the percentage
   Notes.                                                              increase of the USD/EUR Exchange Rate, up to a maximum
                                                                       payment expected to be between $11.20 and $11.40 per note.
o  Expected settlement date:  September    , 2004.                     If the USD/EUR Exchange Rate has decreased  (i.e., if the
                                                                       euro has depreciated in value against the United States
o  The securities are made available to each investor                  dollar) over the term of the notes, at maturity an investor
   outside of the United States in a minimum initial                   will receive a payment per note based upon that percentage
   investment of US$50,000 or such other amount, and                   decrease.  As a result, at maturity, an investor may
   subject to such other restrictions, as may be                       receive less and possibly significantly less than its
   applicable to such investor under the private offering              initial investment of $10 per note.
   rules of any jurisdiction outside of the United States.


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The securities (the "Securities"), the subject of the attached offering document
(the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of the Company.

The discussion contained in the Offering Document relating to the tax implications of investing in the Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the U.S. Accordingly, investors should consult their local tax advisor before making an investment in the Securities.

This Notice and the Offering Document have been issued by Merrill Lynch & Co., Inc. (the "Company") for informational purposes only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Securities. Attention is drawn in particular to risk factors on pages S-7 to S-10 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.



                            PRIVATE OFFERING NOTICE

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Investors in the United Kingdom should be aware that Merrill Lynch, Pierce,
Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Securities, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

         (a) The Securities are denominated and payable in United States dollars. Investors that purchase securities with a currency other than U.S. dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

         (b) The price and value of the Securities and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than the amount invested.

         (c) Investment in the Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Securities and the suitability of purchasing the Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

         (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Securities.

         (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Securities.

         (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.


                   The date of this Notice is August 26, 2004

      This Notice supplements the Preliminary Prospectus Supplement, dated
         August 26, 2004, and the Prospectus, dated November 26, 2003.